                                                       GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
    Fax (914) 921-5384
    pgoldstein@gabelli.com

April 16, 2009

Perry Hindin, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 30, 2009 by GAMCO Asset Management Inc.
File No. 001-08524

Dear Mr. Hindin:

GAMCO Asset Management Inc. (“GAMCO”) responds to your comment letter, dated April 9, 2009, concerning the Preliminary Proxy Statement filed by GAMCO and referenced above.  We are responding to your comments as numbered in your letter.  A revised proxy statement, as well as a red-lined version, reflecting changes from the earlier submission, are enclosed.  GAMCO appreciates your timely and careful review of our submission.

1. GAMCO’s Board nominees and an additional Participant (Mario J. Gabelli) have been added as filing persons.

2. It is our understanding that the “Participants” in this solicitation, as that term is defined for purposes of Schedule 14A are: GAMCO; each of the four GAMCO nominees; and Mario J. Gabelli.  We have added Mr. Gabelli as a participant in the revised proxy statement in response to your comments.  GAMCO is the entity that is a beneficial owner of shares of Myers Industries, Inc. (“Myers”), and has nominated the slate of directors.  To the extent that funds are expended to finance the solicitation, they will be provided by GAMCO. Mr. Gabelli may be considered as the control person of GAMCO, by virtue of his control of GAMCO’s parent company, GAMCO Investors, Inc., which is a New York Stock Exchange listed company (“GBL”).  Mr. Gabelli may personally solicit proxies.  We have revised the proxy statement to make it as clear as possible that GAMCO is the entity nominating the director candidates and soliciting proxies.

GAMCO is an SEC-registered investment adviser and wholly-owned subsidiary of GBL. GBL has other wholly-owned or majority owned subsidiaries, including in particular, other SEC-registered investment advisers.  Each of these advisers is a beneficial owner of securities, held on behalf of its investment advisory clients.  For example, Gabelli Funds, LLC is an SEC-registered adviser to our registered investment companies.  GBL, as the parent company, makes Schedule 13D filings on behalf of GAMCO, Gabelli Funds, LLC, and each of the other advisers and affiliated entities.  The beneficial holdings of each affiliate are separately identified in the Schedule 13D.  Because these advisers and others are affiliates of GAMCO, we have disclosed in the proxy statement the shares of Myers beneficially owned by them.  However, these affiliates are separate and distinct legal entities from GAMCO.  It is GAMCO, and not these other entities, that has nominated the slate of directors and that is conducting the proxy solicitation.  None of these other entities will be providing financing or soliciting proxies.  Accordingly, we believe it is appropriate to conclude that these affiliates of GAMCO are not “Participants” for purposes of Schedule 14A.

3. Please see response to Item 2 above.  We have added Mario J. Gabelli as a Participant.

4. GAMCO will post its proxy materials on a specified, publicly-accessible Internet Web Site and will so indicate in its proxy statement.

5. We have expanded the discussion of the background to the solicitation.  We note that GAMCO has not maintained a chronology or detailed notes of all communications with Myers.

6. We have revised the proxy statement in response to your comments in Item 6.

7. We have indicated where statements made by GAMCO are based on GAMCO’s opinion or belief.   As we state in the proxy statement, we believe our Nominees will provide a needed change in perspective that will cause the Company to be more sensitive to the needs of shareholders and more focused on enhancing shareholder value.  We believe these individuals have this perspective.  Therefore, we have not detailed specific actions they would take because their objective will not be to direct management or micro-manage the business.  GAMCO also notes that nothing contained in GAMCO’s proxy statement is intended, directly or indirectly, to impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, and GAMCO does not believe that it has made any such statement.

8. Please see response to Item 7 above.

9. We have revised the proxy statement in response to your comments in Item 9.

10. We have revised the proxy statement in response to your comments in Item 10.

11. We have revised the proxy statement I response to your comments in Item 11.

12. We have revised the proxy statement I response to your comments in Item 12.

13.  We have revised the proxy statement I response to your comments in Item 13

Please contact me if you require additional information.

Sincerely,

GAMCO Asset Management Inc.

                                /s/ Peter D. Goldstein
By: Peter D. Goldstein
                    Director of Regulatory Affairs

Enclosures